Exhibit 12

SUPERVALU INC.

Ratio of Earnings to Fixed Charges

(unaudited)

	Third Quarter	Fiscal Year End	Fiscal Year End	Fiscal Year End	Fiscal Year End
	November 29, 2003	February 22, 2003	February 23, 2002	February 24, 2001	February 26, 2000
	(In thousands, except ratios)
Earnings before income taxes	$89,547	$408,004	$331,998	$139,590	$445,393
Less undistributed earnings of less than fifty percent owned affiliates	(3,543)	(16,368)	(13,450)	(9,429)	(6,605)

Earnings before income taxes	86,004	391,636	318,548	130,161	438,788
Interest expense	42,121	182,499	194,294	212,898	154,482
Interest on operating leases	11,314	44,864	35,971	29,047	23,838

Subtotal	139,439	618,999	548,813	372,106	617,108

Total fixed charges	$53,435	$227,363	$230,265	$241,945	$178,320

Ratio of earnings to fixed charges	2.61	2.72	2.38	1.54	3.46